Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS THIRD QUARTER FINANCIAL RESULTS

Higher sales and improved gross margin resulted in EPS of $0.19

Minnetonka, MN – October 31, 2019 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of enterprise network infrastructure, IoT and edge connectivity, and IT managed services, today announced financial results for the third quarter (“Q3”) ended September 30, 2019, including a discussion of results of operations by segment.

Third Quarter 2019 Summary

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Q3 2019 consolidated sales were $18.2 million, an increase of 19.2%, as compared to sales of $15.3 million in Q3 2018.  The increase was due to higher sales at Transition Networks and Net2Edge, offset partially by lower sales at JDL and Suttle.  Transition Networks Q3 revenues included $2.8 million related to the major metropolitan smart city IoT project that the Company announced in July 2019.

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Q3 2019 consolidated gross profit increased by 48% to $7.7 million from $5.2 million in the same period of 2018.  Gross margin improved to 42.5% in Q3 2019 from 34.3% in Q3 2018 driven by a favorable mix of products and services and lower inventory adjustments.

●	Q3 2019 consolidated operating income improved to $1.6 million from a consolidated operating loss of $1.6 million in Q3 2018, reflecting improvements across all operating segments:

■	Transition Networks’ Q3 2019 operating income increased by 157% to $2.2 million from operating income of $867,000 in Q3 2018;

■	Suttle’s Q3 2019 operating income was $565,000 compared to an operating loss of $840,000 in Q3 2018;

■	JDL Technologies’ Q3 2019 operating loss narrowed to $169,000 from an operating loss of $233,000 in Q3 2018; and

■	Net2Edge’s Q3 2019 operating loss narrowed to $370,000 from an operating loss of $769,000 in Q3 2018.

●

As noted in previous earnings releases, effective January 1, 2019, the Company realigned its financial reporting to exclude certain corporate general and administrative expenses from costs allocated to its business segments, which are reported as “Other” in the segment information in our Form 10-Q and also reported below.  Additionally, corporate general and administrative expenses for the Q3 2018 reported in this press release have been reclassified to reflect this change.

●	Other Q3 2019 operating expenses totaled $629,000 as compared to $627,000 in Q3 2018.

●

Q3 2019 net income improved to $1.7 million, or $0.19 per diluted share, compared to a net loss of $1.5 million, or $(0.17) per diluted share, in Q3 2018.  Although in a positive net income position for the Q3 and nine-month 2019 periods, due to the tax valuation allowance against net operating losses (NOLs) sustained in 2015 through 2018, we have recorded no federal tax expense for these two 2019 reporting periods.

●	Federal tax NOLs at the start of 2019 were $15.3 million.

●	At September 30, 2019, cash, cash equivalents, restricted cash, and investments totaled $20.8 million, compared to $11.1 million at December 31, 2018, and working capital was $36.9 million.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “We are seeing the initial results of our enterprise-wide shift from rapidly declining commodity businesses towards higher-margin solutions for IoT, network edge management and cloud services.  These initiatives are designed to transform CSI into a profitable, growing business.   Our Q3 2019 total sales increased by 19%, gross margin improved by over eight points, and we reported EPS of $0.19. Our year-to-date sales increased by 7% to $50.3 million from the same period of 2018, and we reported EPS of $0.51 compared to a loss of $0.66 per share in the corresponding period of 2018.

“This has been a great quarter and all departments of the Company are functioning well. Our business growth teams are strongly focused on developing innovative product and service solutions and our new product ratio for the year is now well ahead of our corporate target of > 30%.  Meanwhile our global sales teams continue to gain traction in their new customer acquisition efforts by expanding our domestic and international sales pipeline.  In addition, our supply-chain teams are expanding and improving product quality and capabilities.  Further, we are continuing our efforts to drive down costs by implementing cost savings initiatives for each business unit and streamlining our accounting processes.  More remains to be done but we are pleased with our progress so far this year.

“Our balance sheet continues to strengthen. At September 30, 2019, we had cash, cash equivalents, restricted cash, and investments of $20.8 million, working capital of $36.9 million and shareholders’ equity of $46.3 million.”

Q3 2019 Segment Financial Overview

Transition Networks

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Sales	$ 12,483	$ 9,231	$ 30,548	$ 26,219
Gross profit	6,042	4,348	13,739	11,783
Operating income	2,232	867	2,659	1,571

Q3 2019 sales increased by 35% to $12,483,000 from $9,231,000 in Q3 2018.  Sales in North America increased by $3,464,000, or 43%, primarily due to deliveries for a major metropolitan smart city IoT project and smaller security and surveillance projects, partially offset by reduced spend from a major Tier 1 telecommunications provider. International sales decreased by $212,000, or 17%, primarily due to declining sales of legacy media converters in Asia, while Europe and the Middle East region improved year-to-date with growth of 10% driven by IoT.

Sales of Ethernet switches and adapters increased by 132%, or $3,394,000, related to the major metropolitan smart city IoT project and smaller security and surveillance projects.  Other product sales decreased by 7% or $114,000 due to reduced spend from a major Tier 1 telecommunications provider.

Gross profit increased by 39% to $6,042,000 in Q3 2019 from $4,348,000 in Q3 2018.  Gross margin increased to 48.4% from 47.1%, primarily due to reduced costs for larger volume product buys and supply chain efficiencies, offset partially by higher inventory adjustments and royalty expense.

Selling, general and administrative expenses increased by 9% to $3,810,000, in Q3 2019 compared to $3,481,000 in Q3 2018 due to higher employee related expenses and new hires to expand the Company’s marketing and sales capabilities. As a percentage of revenue, selling, general and administrative expenses decreased to 30.5% in Q3 2019 from 37.7% in Q3 2018.

Transition Networks’ operating income rose to $2,232,000 in Q3 2019 from operating income of $867,000 in 2018.

Mr. Lacey commented, “This was a strong quarter for Transition Networks as we delivered on the contract received earlier this summer from a major metropolitan DOT agency to connect, power and manage traffic data via its hardened TAA -compliant, PoE+ (Power-over-Ethernet) switches.  This contract, which reflects the project nature of Transition Networks’ business, represents estimated revenue of $7 million and should be substantially completed before 2019 year-end.  Thus we expect fourth quarter to be another period of strong operational performance.”

Suttle

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Sales	$ 4,651	$ 5,009	$ 14,918	$ 17,855
Gross profit	1,453	916	4,720	2,750
Operating income (loss)	565	(840)	1,837	(2,883)

As expected, Suttle’s Q3 2019 sales decreased by 7% to $4,651,000 from $5,009,000 in the same period of 2018 due mainly to the sale of the FutureLink fiber business line in April 2019, reduced spend from a Tier 1 telecommunications provider, and a decrease in DSL products sold internationally.

Sales to communication service providers decreased by 18% in Q3 2019 due to the sale of the FutureLink fiber business line and a continuing shift in purchasing decisions from Tier 1 telecommunications suppliers to installers.  Sales to communication service providers accounted for 75% of Suttle’s sales in Q3 2019 compared to 85% of sales in the same period of 2018.  Sales to distributors increased 3% in Q3 2019 and accounted for 9% and 8% of sales in Q3 2019 and Q3 2018, respectively.

International sales decreased by 61% in Q3 2019 due to lower sales of legacy products and the sale of the FutureLink fiber business line. Other sales were $594,000 and consisted of transition service revenue under the April 2019 Transition Services agreement we entered into in connection with the sale of the FutureLink fiber business line.

Q3 2019 sales of structured cabling and connecting system products decreased by 22% due to the sale of the FutureLink fiber business line, while sales of DSL and other products increased by 262% as we delivered products we manufactured to fulfill the terms of the Transition Services Agreement for the FutureLink fiber business line, partially offset by a decline in DSL product sold internationally.

Suttle’s gross profit increased by 59% in Q3 2019 to $1,453,000 from $916,000 in the same period of 2018.  Gross margin increased to 31.2% from 18.3% in the same period of 2018 due to lower inventory write-downs, workforce reductions, lower depreciation related to the sale of FutureLink assets, and product price increases. Selling, general and administrative expenses decreased by 49% to $888,000, or 19.1% of sales, in Q3 2019 compared to $1,756,000, or 35.1% of sales, in the same period in 2018 due to workforce reductions made at the end of 2018.

Suttle reported operating income of $565,000 in Q3 2019 compared to an operating loss of $840,000 in Q3 2018.

Mr. Lacey commented, “Following the sale of FutureLink fiber business line in April 2019 to PPC Broadband Inc., Suttle continued to fulfill its obligations under the Transition Services Agreement to manufacture products until September 30, 2019, when that agreement ended.  While our Strategic Committee and Board of Directors are evaluating options for the remainder of Suttle’s business, we expect Suttle’s revenue and operating income for the remainder of the year to decline.”

JDL Technologies

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Sales	$ 783	$ 859	$ 3,942	$ 2,482
Gross profit	180	147	1,299	201
Operating income (loss)	(169)	(233)	243	(1,024)

JDL Technologies Q3 2019 sales decreased by 9% to $783,000 from $859,000 in Q3 2018.  Revenues from the education sector decreased by $122,000 or 66% due to ongoing funding related delays at our largest education customer. Revenue from sales to small- and medium-sized commercial businesses (“SMBs”), which are primarily healthcare and commercial clients, increased by $46,000, or 7% due to new client acquisition and rate increases in our commercial services division.  This SMB business has been increasingly profitable.

Q3 2019 gross profit increased by 22% to $180,000 from $147,000 in the same period in 2018. Gross margin for the current quarter also increased to 23.0% compared to 17.1% in Q3 2018 due to efficiencies realized in our managed services practice.

Q3 2019 selling, general and administrative expenses decreased by 8% to $349,000, or 44.6% of sales, compared to $380,000, or 44.2% of sales, in Q3 2018 due to cost saving measures put in place and lower facility costs as a result of an office relocation in Q1 2019.

JDL Technologies’ Q3 2019 operating loss declined to $169,000 from an operating loss of $233,000 in the same period of 2018.

Net2Edge

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Sales	$ 611	$ 405	$ 1,856	$ 1,251
Gross profit	283	40	757	322
Operating loss	(370)	(769)	(1,405)	(2,211)

Net2Edge’s Q3 2019 sales increased by 51% to $611,000 from $405,000 in Q3 2018 primarily due to revenue from established CSI accounts for carrier Ethernet products.

Q3 2019 gross profit increased by 608% to $283,000 (gross margin of 46.3%) from $40,000 (gross margin of 9.9%) in the same period of 2018 due to favorable product mix at a key carrier customer.  Also, in 2018 we incurred higher costs to expedite product manufacturing, costs which we did not incur in 2019.

Q3 2019 selling, general and administrative expenses decreased by 19% to $653,000 compared to $809,000 in the same period of 2018 due to a reduction in selling expenses, despite higher sales. Net2Edge reported a narrowed operating loss for Q3 2019 to $370,000 from an operating loss of $769,000 in the same period of 2018.

Financial Condition and Share Repurchase Update

CSI’s balance sheet at September 30, 2019 included cash, cash equivalents, restricted cash, and investments of $20.8 million, working capital of $36.9 million, and stockholders’ equity of $46.3 million.  During the current quarter the Company repurchased 38,465 shares of its common stock for a total purchase price of $194,000 under the previously announced $2,000,000 Stock Repurchase Program authorized by the Board of Directors in August 2019.

Form 10-Q

For further information, please see the Company’s Form 10-Q, which will be filed on or about November 1, 2019.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user.  With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.	The Equity Group Inc.
Mark D. Fandrich	Lena Cati
Chief Financial Officer	Vice President
952-582-6416	212-836-9611
mark.fandrich@commsysinc.com	lcati@equityny.com

Roger H. D. Lacey	Devin Sullivan
Chief Executive Officer	Senior Vice President
952-996-1674	212-836-9608
dsullivan@equityny.com

Selected Income Statement Data

	Unaudited		Unaudited
	Three Months Ended		Nine Months Ended
	Sept. 30, 2019	Sept. 30, 2018	Sept. 30, 2019	Sept. 30, 2018
Sales	$18,222,980	$15,291,993	$50,346,350	$47,103,837
Gross profit	$7,737,551	$5,240,574	$19,872,518	$14,404,278
Operating income (loss)	$1,628,795	$(1,601,774)	$1,545,332	$(6,298,198)
Income (loss) before income taxes	$1,720,731	$(1,546,869)	$4,715,493	$(6,052,178)
Income tax benefit	$(17,128)	$(2,137)	$(35,657)	$(6,092)
Net income (loss)	$1,737,859	$(1,544,732)	$4,751,150	$(6,046,086)

Basic net income (loss) per share	$0.19	$(0.17)	$0.51	$(0.66)
Diluted net income (loss) per share	$0.19	$(0.17)	$0.51	$(0.66)
Cash dividends declared per share	$0.02	$0.04	$0.06	$0.12

Average basic shares outstanding	9,317,129	9,146,184	9,270,125	9,093,609
Average dilutive shares outstanding	9,368,171	9,146,184	9,278,803	9,093,609

Selected Balance Sheet Data

	Unaudited
	Sept. 30, 2019	Dec. 31, 2018
Total assets	$57,707,450	$53,321,164
Cash, cash equivalents, restricted cash, and investments	20,801,942	11,056,426
Working capital	36,894,280	30,695,322
Property, plant and equipment, net	9,303,323	10,962,239
Long-term liabilities	355,834	28,267
Stockholders’ equity	46,256,411	41,653,127